Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Notes 4)	$598.5	$592.5
Receivables (Note 8)	55.9	72.1
Prepaid expenses and other (Note 6)	43.6	34.3
Current assets	698.0	698.9

Royalty, stream and working interests, net (Note 8)	2,537.8	2,636.9
Investments (Notes 5 & 8)	75.8	67.1
Deferred income tax assets	14.8	13.9
Other (Note 7)	46.1	50.1

Total assets	$3,372.5	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities	$22.6	$17.7
Current income tax liabilities	4.1	3.4
Current liabilities	26.7	21.1

Deferred income tax liabilities	39.2	40.3
Total liabilities	65.9	61.4

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,664.6	3,656.6
Contributed surplus	46.4	45.5
Deficit	(209.7)	(197.8)
Accumulated other comprehensive loss	(194.7)	(98.8)
Total shareholders’ equity	3,306.6	3,405.5

Total liabilities and shareholders’ equity	$3,372.5	$3,466.9

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2015	2014

Revenue (Note 9)	$109.2	$104.1

Costs and expenses
Costs of sales (Note 10)	22.4	14.6
Depletion and depreciation	51.7	36.1
Impairment of royalty, stream and working interests	0.1	—
Corporate administration (Notes 11 & 13(c))	4.1	4.2
Business development	0.5	0.5
	78.8	55.4

Operating income	30.4	48.7

Foreign exchange gain (loss) and other income (expenses)	(2.6)	0.8
Income before finance items and income taxes	27.8	49.5

Finance items
Finance income	0.8	0.7
Finance expenses	(0.4)	(0.4)
Net income before income taxes	28.2	49.8

Income tax expense (Note 12)	9.0	14.4

Net income	$19.2	$35.4

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax recovery of $1.1 (2014 - income tax expense of $0.9) (Note 5)	(6.7)	5.9
Currency translation adjustment	(89.2)	(38.1)
Other comprehensive loss	(95.9)	(32.2)

Total comprehensive income (loss)	$(76.7)	$3.2

Basic earnings per share (Note 14)	$0.12	$0.24
Diluted earnings per share (Note 14)	$0.12	$0.24

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2015	2014
Cash flows from operating activities
Net income	$19.2	$35.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	51.7	36.1
Other non-cash items	0.1	0.1
Non-cash costs of sales (Note 10)	1.1	—
Deferred income tax expense (Note 12)	1.7	5.6
Share-based payments (Note 13(c))	1.4	1.2
Unrealized foreign exchange loss	2.5	0.8
Mark-to-market on warrants (Note 5)	0.2	(2.0)
	77.9	77.2
Changes in non-cash assets and liabilities:
Decrease in receivables	16.2	5.4
Increase in prepaid expenses and other	(22.8)	(15.2)
Decrease in current liabilities	(1.9)	(3.8)
Net cash provided by operating activities	69.4	63.6

Cash flows from investing activities
Proceeds on sale of investments	—	17.6
Purchase of investments	(21.6)	(10.0)
Proceeds from the sale of gold bullion	14.2	30.0
Acquisition of interests in mineral properties	(12.9)	(137.0)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	(0.1)	(0.1)
Acquisition of oil & gas well equipment	(0.7)	(1.3)
Net cash used in investing activities	(21.1)	(134.6)

Cash flows from financing activities
Credit facility amendment costs	—	(0.7)
Payment of dividends, net of DRIP (Note 13(b))	(23.9)	(22.5)
Proceeds from exercise of warrants	—	0.2
Proceeds from exercise of stock options (Note 13(a))	0.3	0.7
Net cash used in financing activities	(23.6)	(22.3)
Effect of exchange rate changes on cash and cash equivalents	(18.7)	(6.8)
Net change in cash and cash equivalents	6.0	(100.1)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$598.5	$669.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.3	$0.3
Income taxes paid during the period	$9.8	$5.9

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

	Share capital (Note 13)	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total Equity

Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	19.2	19.2
Other comprehensive income	—	—	(95.9)	—	(95.9)
Total comprehensive income					(76.7)
Exercise of stock options	0.8	(0.5)	—	—	0.3
Share-based payments	—	1.4	—	—	1.4
Dividend reinvestment plan	7.2	—	—	—	7.2
Dividends declared (Note 13)	—	—	—	(31.1)	(31.1)
Balance at March 31, 2015	$3,664.6	$46.4	$(194.7)	$(209.7)	$3,306.6

Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	35.4	35.4
Other comprehensive loss	—	—	(32.2)	—	(32.2)
Total comprehensive loss					3.2
Exercise of stock options	1.5	(0.9)	—	—	0.6
Exercise of warrants	0.3	(0.1)	—	—	0.2
Share-based payments	—	1.2	—	—	1.2
Vesting of restricted share units	0.1	(0.1)	—	—	—
Dividend reinvestment plan	2.9	—	—	—	2.9
Dividends declared	—	—	—	0.7	0.7
Balance at March 31, 2014	$3,137.8	$45.9	$(34.7)	$(176.4)	$2,972.6

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Chile and Africa. The portfolio includes over 380 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2014.  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 6, 2015.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the quarter ended March 31, 2015 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

Note 3 — Acquisitions

(a)         Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario by providing $28.0 million in loan and royalty financing to Noront Resources Ltd.

(b)         Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

The acquisition was accounted for as an asset acquisition.

(c)          Candelaria

On April 7, 2015, Lundin Mining Corporation (“Lundin “) released a National Instrument 43-101 compliant reserve statement for certain ore bodies pursuant to the Candelaria stream agreement. The Company expects to make an additional $7.5 million payment to Lundin due to an increase in reserves following resolution of post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest and accrued as at March 31, 2015.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 4 - Cash and Cash Equivalents

As at March 31, 2015 and December 31, 2014, cash and cash equivalents were primarily held in interest-bearing deposits.

	At March 31, 2015	At December 31, 2014
Cash deposits	$576.6	$569.5
Term deposits	21.9	23.0
	$598.5	$592.5

Note 5 — Investments

	At March 31, 2015	At December 31, 2014
Non-current investments:
Equity investments	$75.4	$66.5
Warrants	0.4	0.6
Total investments	$75.8	$67.1

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; and (ii) warrants in various publicly-listed companies. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.1 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information in which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

As at March 31, 2015, the market value of certain of these investments decreased compared to their values at December 31, 2014 and the Company recorded an unrealized loss of $6.7 million (2013 — gain of $5.9 million), net of an income tax recovery of $1.1 million (2014 — income tax expense of $0.9 million), in other comprehensive loss. As at March 31, 2015, the market value of the publicly-traded warrants decreased compared to their value at December 31, 2014 and the Company recorded a mark-to-market loss of $0.2 million (2014 — gain of $2.0 million) in the consolidated statement of income.

Note 6 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	At March 31, 2015	At December 31, 2014
Gold bullion	$21.1	$17.6
Prepaid gold	6.7	6.6
Prepaid expenses	15.5	9.8
Debt issue costs	0.3	0.3
	$43.6	$34.3

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 7 - Other

Other assets comprise the following:

	At March 31, 2015	At December 31, 2014
Prepaid gold	$19.4	$21.2
Oil & gas well equipment, net	25.0	27.0
Furniture and fixtures, net	0.9	0.9
Debt issue costs	0.8	1.0
	$46.1	$50.1

Note 8 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at March 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$598.5	$—	$—	$598.5
Receivables from provisional gold equivalent sales	—	11.3	—	11.3
Available-for-sale equity investments	71.3	—	—	71.3
Warrants	0.4	—	—	0.4
	$670.2	$11.3	$—	$681.5

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$592.5	$—	$—	$592.5
Receivables from provisional gold equivalent sales	—	13.0	—	13.0
Available-for-sale securities	62.0	—	—	62.0
Warrants	0.6	—	—	0.6
	$655.1	$13.0	$—	$668.1

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests, net[1]	$—	$—	$172.0	$172.0

1 Certain royalties, streams and working interests were written down by $31.1 million, which was included in net income for the year ended December 31, 2014, to their fair value less costs of disposal of $172.0 million.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)             Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)              Investments

The fair values of publicly-traded investments, including available-for-sale equity investments and warrants, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

d)             Royalty, stream and working interests

The fair values of royalty, stream and working interests are determined primarily using a market approach using unobservable discounted future cash-flows and net asset value multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 — Revenue

Revenue is comprised of the following:

	Three months ended March 31, 2015	Three months ended March 31, 2014
Mineral royalties	$36.1	$42.8
Mineral streams	66.0	42.6
Sale of prepaid gold	1.6	—
Oil & gas interests	5.5	18.7
Total	$109.2	$104.1

Note 10 — Costs of sales

Costs of sales comprise:

	Three months ended March 31, 2015	Three months ended March 31, 2014
Per ounce cost of stream sales	$20.2	$12.3
Cost of prepaid ounces	1.1	—
Production taxes	0.6	0.8
Oil & gas operating costs	0.5	1.5
Total	$22.4	$14.6

Note 11 — Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2015	Three months ended March 31, 2014
Salaries and short-term benefits (1)	$0.8	$0.8
Share-based payments (2)	1.0	1.1
Total	$1.8	$1.9

(1)       Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)       Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the period.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 12 - Income taxes

	Three months ended March 31, 2015	Three months ended March 31, 2014
Current income tax expense	$7.3	$8.8
Deferred income tax expense	1.7	5.6
Income tax expense	$9.0	$14.4

Note 13 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 156,649,990 common shares) having no par value and preferred shares issuable in series (issued nil).

During the three months ended March 31, 2015, the Company issued 24,840 common shares (2014 —55,416 common shares) upon the exercise of stock options for proceeds of $0.3 million (2013 - $0.9 million). In addition, 144,941 common shares were issued in aggregate pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) (2014 — 62,115 common shares).

b)             Dividends

The Company declared dividends in the amount of $31.1 million, or $0.20 per share, in the three months ended March 31, 2015 (2014 - $Nil). The Company paid cash dividends in the amount of $23.9 million (2014 - $22.5 million) in the three months ended March 31, 2015 and issued common shares valued at $7.2 million pursuant to its DRIP (2014 - $2.9 million).

c)              Stock-based payments

During the three months ended March 31, 2015, an expense of $1.4 million (2014 - $1.2 million) related to stock options and restricted share units has been included in corporate administration in the consolidated statement of income.

Note 14 — Earnings per Share (“EPS”)

	For the three months ended March 31, 2015
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$19.2	156.5	$0.12
Effect of dilutive securities	—	1.1	—
Diluted EPS	$19.2	157.6	$0.12

	For the three months ended March 31, 2014
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$35.4	147.2	$0.24
Effect of dilutive securities	—	1.1	—
Diluted EPS	$35.4	148.3	$0.24

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

As at March 31, 2015, warrants to purchase 6,510,769 common shares (2014 — 6,510,769), 85,147 restricted share units (2014 — 76,407) and no stock options (2014 — 273,396) were excluded from the computation of diluted EPS due to the exercise price of the warrants being greater than the weighted average price of the common shares for the quarter ended March 31, 2015 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to and as at March 31, 2015.